UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41561

TORO CORP.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 14, 2025, Toro Corp. (the “Company”) completed the spin-off of Robin Energy Ltd. (“Robin”). The spin-off was achieved through the Company’s pro rata distribution of all outstanding common shares of Robin to holders of record of the Company’s common shares.  Each holder of record of the Company’s common shares received one Robin common share for every eight common shares of the Company held on the record date of April 7, 2025. In lieu of fractional common shares of Robin, the Company’s shareholders will receive cash from the sale of such shares on Nasdaq Capital Market after the distribution. Additional information regarding the spin-off may be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on April 15, 2025.

Attached to this report on Form 6-K as Exhibit 99.1 are the unaudited pro forma consolidated financial statements of the Company as of and for the year ended December 31, 2024, which are presented to illustrate the impact on Toro’s historical consolidated financial results of (i) the contribution by the Company to Robin of all the assets and liabilities (including Xavier Shipping Co., the holding company of the now sold tanker vessel M/T Wonder Formosa) that comprise the Handysize tanker segment previously owned and operated by Toro, (ii) the contribution by the Company to Robin of $10,356,450 in cash for additional working capital, (iii) the distribution of 100% of the outstanding common shares of Robin to the Company’s common shareholders, and (iv) certain other transactions consummated in connection with the spin-off transaction.

The information contained in this report on Form 6-K and Exhibit 99.1 attached hereto are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-275477 and 333-275478) and Form S-8 (File No. 333-274652) .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORO CORP.
Dated: April 15, 2025
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman and Chief Executive Officer